UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2015
Commission File Number: 1-32575

Royal Dutch Shell plc
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Royal Dutch Shell plc (the “Registrant”) is furnishing the following exhibits related to its recently announced cash and share offer for BG Group plc on this Report on Form 6-K, each of which is hereby incorporated by reference to the extent indicated below:

Exhibit No.	Description

99.1	Co-operation Agreement dated April 8, 2015, between Royal Dutch Shell plc and BG Group plc

99.2	Announcement dated April 8, 2015

Exhibit 99.1, excluding Schedule 2 thereto, and Exhibit 99.2, excluding the following pages and sections thereof:

•	comments on pages 3 and 4,
•	“Summary of strategic fit and financial returns” on pages 6 through 7,
•
“4. Background to and reasons for recommendation”, “5. Background to and reasons for the Combination”, “6. Synergy potential of the Combination” and “7. Financial effects of the Combination” on pages 17 through 22,

•	“9. Information relating to BG”, “10. Information relating to Shell” and “11. Management, employees and locations” on pages 23 through 25,
•	“26. Documents on website” on pages 33 through 34, and
•	Appendices 4 and 5 on pages 60 through 67,
are incorporated by reference into the Registration Statement on Form F-3 of Royal Dutch Shell plc (Registration Number 333-199736) and the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	/s/ M.C.M. Brandjes
Name: M.C.M. Brandjes
Title: Company Secretary
Date: April 28, 2015